August 13, 2018

Barbara C. Jacobs

Assistant Director

Office of Information Technologies

and Services

United States

Securities and Exchange Commission

Washington, DC 20549

Re:        TipMeFast, Inc.

Registration Statement on Form S-1

File No. 333-222880

RE: Form RW-Withdrawal of Request for Accelerated Effectiveness of Registration

Dear Ms. Jacobs;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), TipMeFast, Inc. File No: 333-222880 (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s first Request for Accelerated Effectiveness of Registration dated August 9, 2018.

The Company requests withdrawal of the Request for Accelerated Effectiveness of Registration due to an error in the timing of filing the request as it had not yet been confirmed that there were no further comments outstanding.

If you have any questions regarding this application for withdrawal, please call Elaine A . Dowling, Esq. the Company’s counsel at (702) 724-2636.

Regards,

 /s/ Raid Chalil

Raid Chalil

Chief Executive Officer

TipMeFast, Inc